EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - High Court of Justice Decision - Wholesale Market

Further to the Company's immediate report of December 30, 2014 regarding the Company's petition to the High Court of Justice to vacate the Minister of Communication's decision concerning the regulation of wholesale services, an immediate supplementary notice is hereby provided that in a hearing on the petition that took place on March 25, 2015, a decision was rendered by the Court, the operative outcome of which is an order to the parties to return to the discussion table for a form of a "belated hearing" on various matters that arose in the petition, and to notify the court within 60 days. The foregoing is based on the Court's verbal statements at the conclusion of the hearing, since the Company has not yet received a written decision. The Company shall publish an additional immediate supplementary report upon receiving the written decision.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.